Exhibit 99(a)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

Sales in 2000 increased 2 percent to $17.2 billion as compared to 1999 sales of $17 billion. Sales in 1999 grew 43 percent from sales of $11.9 billion in 1998. Net earnings and diluted earnings per share for 2000 were $438 million, or $3.51 per share, compared with net earnings of $469 million, or $3.80 per share, in 1999, and $477 million, or $3.83 per share, in 1998.

Years ended	2000	1999	1998
Sales (in billions)	$17.2	$17.0	$11.9
Net earnings (in millions)	438	469	477
Diluted earnings per share	3.51	3.80	3.83

Net earnings in 2000 and 1999 were reduced by the effects of unusual items of $33 million, or $.27 per share, and $100 million, or $.81 per share, respectively. In 1998, net earnings were increased by $2 million, or $.02 per share, from the effects of unusual items. These unusual items are summarized as follows:

- Charges for asset impairment, severance and plant closing costs of $118 million after tax, or $.95 per share, $55 million after tax, or $.45 per share, and $18 million after tax, or $.15 per share, in 2000, 1999 and 1998, respectively.

- Charges for warranty, claims, litigation and contract reserves of $72 million after tax, or $.58 per share, $28 million after tax, or $.23 per share, and $28 million after tax, or $.21 per share, in 2000, 1999 and 1998, respectively.

- Unrealized losses on foreign exchange contracts and 1999 expenses related to the acquisition of LucasVarity of $34 million after tax, or $.27 per share, and $63 million after tax, or $.50 per share, in 2000 and 1999, respectively.

- A charge for the write-down of a technology investment of $17 million after tax, or $.13 per share, in 2000 and $51 million after tax, or $.41 per share, for the Company's write-off of its investment in ICO Global Communications (Holdings) Limited (ICO), in 1999.

- Noncash charges, with no income tax benefit, of $12 million, or $.09 per share, and $85 million, or $.69 per share, related to in-process research and development associated with the acquisitions of Endgate Corporation (Endgate) and LucasVarity in 2000 and 1999, respectively.

- Gains on asset sales of $155 million after tax, or $1.24 per share, and $235 million after tax, or $1.90 per share, in 2000 and 1999, respectively, primarily related to RF Micro Devices, Inc. (RFMD) common stock.

- Gains of $50 million after tax, or $.39 per share, from the formation and initial public offering of Endwave Corporation (Endwave) in 2000.

- A gain on exchange of TRW's interest in Paracel Inc. for shares in Applera Corporation - Celera Genomics Group (Celera) of $15 million after tax, or $.12 per share, in 2000.

- A charge to discontinue certain products within the warehouse management systems and software security product lines within the Systems & Information Technology segment, of $53 million after tax, or $.43 per share, in 1999.

- A $16 million after tax, or $.13 per share, benefit from an adjustment of an interest accrual relating to a tax litigation settlement in 1998.

- A benefit from the settlement of certain patent litigation of $32 million after tax, or $.25 per share, in 1998.

The unusual items listed above are included in the Statements of Operations as follows:

($ in millions)	Years ended		
	2000	1999	1998
Cost of sales	$ 147	$ 91	$ 52
Administrative and selling expenses	42	14	13
Interest expense	—	3	(25)
Amortization of goodwill and intangible assets	4	75	—
Purchased in-process research and development	12	85	—
Other (income)expense-net	(179)	(167)	(49)
Earnings(loss) before income taxes	(26)	(101)	9
Income tax expense(benefit)	7	(1)	7
Net earnings(loss)	$ (33)	$(100)	$ 2

RESULTS OF OPERATIONS

Sales increased to $17.2 billion in 2000 from $17 billion in 1999. The increase in sales resulted from higher volumes and the inclusion of the first quarter of 2000 of LucasVarity, which was acquired on March 25, 1999, offset by divestitures of several businesses and the effects of a strong U.S. dollar. Sales in 1999 rose 43 percent compared to $11.9 billion in 1998, primarily from the acquisition of LucasVarity.

Gross profit of $2,711 million in 2000 decreased $238 million from $2,949 million in 1999. The decrease resulted from continued pricing pressure, changes in the mix of automotive products and major aerospace programs, divestitures of several businesses, the effects of a strong U.S. dollar and increased investment in initiatives focused on commercializing defense-related technologies. Gross profit, as a percentage of sales, was 15.7 percent for 2000 and 17.4 percent for 1999. Gross profit in 2000 included a charge for the impairment of assets, automotive restructuring expenses and claims and litigation of $117 million and charges for warranty costs of approximately $68 million. In addition,

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the net pension income from an overfunded pension plan added $249 million to gross profit in 2000. Unusual items included in gross profit in 1999 were automotive restructuring expenses of $73 million and contract reserves and expenses related to the acquisition of LucasVarity, of $18 million. Net pension income from an overfunded pension plan added $192 million to gross profit in 1999. The gross profit margin in the automotive businesses declined in 2000 primarily as a result of price reductions, the negative impact of a strong U.S. dollar and costs associated with the introduction of new products. The gross profit margin in the Space & Electronics segment also declined in 2000 due to the change in mix in programs from mature to early stage programs and increased investment in initiatives focused on commercializing defense-related technologies.

Gross profit increased to $2,949 million in 1999 from $2,021 million in 1998 primarily from the acquisition of LucasVarity. Gross profit as a percentage of sales increased to 17.4 percent in 1999 from 17 percent in 1998. Gross profit in 1998 included automotive restructuring expenses of $11 million and litigation and contract reserves and severance costs of $41 million. Excluding unusual items of $91 million and net pension income from an overfunded pension plan of $192 million in 1999, gross profit as a percentage of sales decreased in 1999 primarily due to production inefficiencies related to the implementation of new manufacturing systems, the start-up and transfer of certain operations to facilities in Mexico and Eastern Europe and declining margins on new business in the Automotive segments. The gross profit margin in the Systems & Information Technology segment also declined in 1999 due to losses associated with certain commercial contracts.

Administrative and selling expenses of $1,115 million in 2000 decreased $35 million or 3 percent from $1,150 million in 1999. Administrative and selling expenses included unusual items of $42 million in 2000 and $14 million in 1999 related to restructuring charges. As a percentage of sales, administrative and selling expenses improved to 6.5 percent in 2000 from 6.8 percent in 1999 and 6.9 percent in 1998. The decrease in administrative and selling expenses in 2000 resulted primarily from divestitures and cost reductions, offset by the inclusion of an additional quarter of LucasVarity administrative and selling expenses. Administrative and selling expenses were $324 million higher in 1999 than the $826 million reported in 1998 primarily due to the acquisition of LucasVarity, which added $450 million to administrative and selling expenses, offset by cost reductions of approximately $130 million.

Research and development expenses of $442 million in 2000 were lower than $468 million in 1999 primarily due to the effects of businesses divested. Research and development expenses in 1999 were $96 million higher than $372 million in 1998 primarily due to the inclusion of LucasVarity in 1999 of approximately $120 million, partially offset by reduced spending in both the Automotive and Aerospace & Information Systems segments of approximately $7 million and $15 million, respectively, excluding LucasVarity.

Interest expense of $524 million in 2000 increased $47 million from $477 million in 1999, primarily due to higher short-term interest rates in the United States and higher interest expense on fixed rate debt issuances, offset by lower average debt outstanding in 2000. Interest expense in 1999 increased $363 million from $114 million in 1998, primarily due to interest on the debt associated with the acquisition of LucasVarity.

Amortization of goodwill and intangible assets was $143 million, $195 million and $43 million in 2000, 1999 and 1998, respectively. The decrease of $52 million from 1999 to 2000 primarily resulted from the write-off of $75 million and the amortization of $5 million of intangible assets associated with the discontinuance of certain warehouse management and software security products in the Systems & Information Technology segment in 1999, offset by the inclusion of an additional quarter in 2000 of intangible asset amortization related to LucasVarity of approximately $16 million and amortization of intangible assets of Endwave of approximately $14 million. The increase of $152 million from 1998 to

1999 primarily resulted from the amortization of intangibles associated with the acquisition of LucasVarity of $74 million and the write-off of intangible assets from the discontinuance of certain warehouse management and software security products in the Systems & Information Technology segment of $75 million.

Purchased in-process research and development expenses of $12 million in 2000 and $85 million in 1999 resulted from the valuations of Endgate and LucasVarity, respectively.

Other (income)expense-net was income of $231 million, $213 million and $80 million in 2000, 1999 and 1998, respectively. Included in 2000 were gains on sales of nonoperating assets of $343 million, primarily from the sale of stock of RFMD of $217 million, a gain on the exchange of Celera stock of $23 million and gains on Endwave transactions of $79 million, partially offset by $52 million of unrealized losses on foreign currency exchange contracts, claims and pending litigation of $68 million and the write-down of a technology investment of $26 million. In 1999, other (income)expense-net included gains on sales of nonoperating assets, primarily related to RFMD, of $362 million, partially offset by the $79 million write-off of the Company's investment in ICO, which had filed for bankruptcy in 1999, amortization of bank fees for the acquisition of LucasVarity of $50 million and foreign exchange losses relating to LucasVarity of $66 million. Other (income)expense-net for 1998 included a favorable litigation settlement relating to ICO of $49 million.

The effective income tax rate in 2000 was 38 percent compared with 40.5 percent in 1999 and 36.1 percent in 1998. Excluding the in-process research and development charges in 2000 and 1999, and nondeductible penalties in 2000, for which there is no income tax benefit, the 2000 and 1999 effective income tax rates would have been 36.7 and 36.5 percent, respectively.

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AUTOMOTIVE SEGMENTS

Occupant Safety Systems

($ in millions) Years ended	2000	1999	1998
Sales	$2,803	$3,009	$3,042
Profit before taxes	59	187	257

Sales for 2000 of $2,803 million decreased $206 million from $3,009 million in 1999. The decrease resulted from price reductions of approximately $176 million and the effects of a strong U.S. dollar of approximately $185 million, offset by increased volume of approximately $165 million.

Profit before taxes for 2000 of $59 million decreased $128 million from $187 million in 1999. Excluding asset impairment and restructuring charges of $66 million and claims and pending litigation charges of $35 million in 2000 and restructuring charges of approximately $9 million in 1999, profit before taxes decreased $36 million. Lower pricing, the effect of foreign currency exchange of approximately $28 million, a charge for warranty costs of approximately $17 million and start-up costs relating to new product introductions of approximately $10 million were offset in part by net cost reductions of approximately $169 million and increased volume of approximately $36 million.

Sales for 1999 of $3,009 million decreased $33 million from $3,042 million in 1998, as lower pricing and the effects of a strong U.S. dollar of approximately $185 million and $85 million, respectively, offset increased volume of approximately $235 million.

Profit before taxes for 1999 of $187 million decreased from $257 million in 1998. Excluding approximately $9 million of restructuring charges in 1999, profit before taxes decreased approximately $61 million. Lower pricing, costs associated with production inefficiencies and the start-up and transfer of certain operations to facilities in Mexico of approximately $30 million and the effects of a strong U.S. dollar of approximately $8 million were offset in part by cost reductions, including general and administrative expense reductions, of approximately $145 million and increased volume of approximately $15 million.

Chassis Systems

($ in millions) Years ended	2000	1999	1998
Sales	$5,681	$5,077	$2,201
Profit before taxes	290	299	129

Sales for 2000 of $5,681 million increased $604 million from $5,077 million in 1999. The increase resulted primarily from the inclusion of the first quarter of 2000 sales of LucasVarity of approximately $894 million, higher volume of approximately $107 million and $94 million of additional sales from the consolidation of an affiliate, previously accounted for under the equity method, which were offset by the effects of a strong U.S. dollar of approximately $253 million, the effects of divestitures of approximately $178 million and lower pricing of approximately $38 million.

Profit before taxes for 2000 of $290 million decreased from $299 million in 1999. Excluding unusual items of $98 million in 2000 and $76 million in 1999, profit before taxes increased $13 million. Unusual items in 2000 included restructuring charges of approximately $59 million, a charge for warranty costs of $30 million and losses incurred on business disposals of $9 million. Unusual items in 1999 consisted of restructuring charges of $60 million and the one-time noncash effect of an inventory adjustment related to LucasVarity of $16 million. Profit before taxes increased as a result of the inclusion of LucasVarity in the first quarter of 2000 by approximately $80 million and net cost reductions of approximately $44 million, offset by lower pricing, the effect of foreign currency exchange of approximately $21 million, the net effect of volume and unfavorable product mix of approximately $21 million, the effect of divestitures of $18 million and the write-off of inventory and establishment of bad debt reserves, primarily for a customer that has filed for bankruptcy protection, of approximately $7 million.

Sales for 1999 of $5,077 million increased from $2,201 million in 1998, mainly due to the inclusion of LucasVarity of approximately $2,900 million and higher volume of approximately $75 million, which were offset by the effects of a strong U.S. dollar of approximately $100 million.

Profit before taxes for 1999 of $299 million increased from $129 million in 1998. Excluding 1999 restructuring charges of $60 million and the one-time noncash effect of an inventory adjustment related to LucasVarity of $16 million, and 1998 restructuring charges of $7 million, profit before taxes increased $239 million. The higher profit before taxes resulted primarily from the inclusion of LucasVarity of approximately $260 million and cost reductions, including general and administrative expense reductions, of approximately $55 million, which were offset partially by lower pricing of approximately $12 million, losses on new product introductions and unfavorable sales mix of $35 million, increased warranty costs of $7 million and an asset impairment write-off of $5 million.

During January 2000, the sale of Lucas Diesel Systems, including the associated aftermarket operations, was substantially completed. For 1999, sales and profit before taxes of approximately $155 million and $18 million, respectively, of the aftermarket operations were included in the Chassis Systems segment from March 25, 1999, the date of acquisition.

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Automotive Electronics

($ in millions) Years ended	2000	1999	1998
Sales	$1,664	$1,632	$1,137
Profit before taxes	94	114	73

Sales for 2000 of $1,664 million increased $32 million from $1,632 million in 1999. The increase was due to the inclusion of the first quarter of 2000 sales of LucasVarity of approximately $148 million and higher volume of approximately $49 million, offset in part by divestitures of approximately $71 million, the effects of a strong U.S. dollar of approximately $70 million and lower pricing of approximately $17 million.

Profit before taxes for 2000 of $94 million decreased $20 million from $114 million in 1999. Unusual items included in profit before taxes consisted of restructuring charges of $17 million in 2000 and restructuring charges of $10 million and the one-time noncash effect of an inventory adjustment related to LucasVarity of $4 million in 1999. Excluding the unusual items, profit before taxes decreased $17 million due to the net effect of volume and unfavorable product mix of approximately $41 million, lower pricing, the effect of foreign currency exchange of approximately $10 million and an inventory adjustment of approximately $7 million, offset by net cost reductions of approximately $41 million and the first quarter of 2000 of LucasVarity of approximately $9 million.

Sales for 1999 of $1,632 million increased $495 million from $1,137 in 1998, primarily due to the inclusion of LucasVarity of approximately $435 million and higher volume of approximately $120 million, offset in part by lower pricing of approximately $30 million and the effects of a strong U.S. dollar of approximately $30 million.

Profit before taxes for 1999 of $114 million increased $41 million from $73 million in 1998. Restructuring charges included in profit before taxes for 1999 and 1998 were $10 million and $13 million, respectively. Excluding the restructuring charges, profit before taxes increased $38 million primarily due to cost reductions, including lower general and administrative expenses of approximately $90 million and the inclusion of LucasVarity of approximately $30 million, offset in part by unfavorable sales mix, including losses on new product introductions and production inefficiencies, of approximately $50 million, lower pricing and the one-time noncash effect of an inventory adjustment related to LucasVarity of $4 million.

During the third and fourth quarters of 2000, the Company completed the disposition of its Ledex & Dormeyer businesses, Man-Machine Interface business and its Schaevitz US and Schaevitz UK businesses. Sales for the divested Automotive Electronics businesses were approximately $109 million and $88 million and profit before taxes were $10 million and $7 million for the years ended December 31, 2000 and 1999, respectively. No gain or loss was recorded for these divestitures as the assets were carried at fair value.

Other Automotive

($ in millions) Years ended	2000	1999	1998
Sales	$846	$1,610	$821
Profit before taxes	65	115	84

Sales for 2000 of $846 million decreased $764 million from $1,610 million in 1999, primarily due to divestitures of approximately $684 million, lower volume of approximately $112 million, the effects of a strong U.S. dollar of approximately $37 million and lower pricing of approximately $8 million, offset in part by the inclusion of the first quarter of 2000 sales of LucasVarity of $26 million and $47 million resulting from the acquisition of a majority interest in two affiliates.

Profit before taxes for 2000 of $65 million decreased $50 million from $115 million in 1999. Unusual items in 2000 resulted in a $4 million increase in profit before taxes from a gain on the sale of a business, offset by restructuring and asset impairment charges. Profit before taxes in 1999 included unusual items of approximately $1 million. Excluding unusual items, profit before taxes in 2000 decreased $55 million from 1999. The decrease was due to lower volume of approximately $20 million, charges for warranty issues of approximately $21 million, divestitures of approximately $23 million, lower pricing and the effect of foreign currency exchange of approximately $8 million, offset by net cost reductions of approximately $26 million.

Sales for 1999 of $1,610 million increased $789 million from $821 million in 1998, primarily due to the inclusion of LucasVarity of $741 million and higher volume of approximately $75 million, offset in part by the effects of a strong U.S. dollar of approximately $25 million.

Profit before taxes for 1999 of $115 million increased $31 million from $84 million in 1998. Unusual items included in profit before taxes in 1999 and 1998 were approximately $1 million and $4 million, respectively. Excluding unusual items, profit before taxes increased $28 million, due primarily to the inclusion of LucasVarity of approximately $20 million and cost reductions, including general and administrative expense reductions, of $20 million, offset by unfavorable pricing of $7 million and unfavorable product mix and production inefficiencies of approximately $6 million.

The Company substantially completed the disposition of Lucas Diesel Systems, and completed the dispositions of Nelson Stud Welding and the remaining LucasVarity wiring business during the first quarter of 2000. A wiring business was also sold in 1999. Sales of the businesses divested included in Other Automotive were approximately $56 million, $820 million and $70 million and profit before taxes was $2 million, $30 million and $10 million, for the years ending December 31, 2000, 1999 and 1998, respectively.

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Restructurings and Asset Impairments

In 1998, the Company announced actions intended to enhance profit margins of the Automotive segments by initiating a restructuring program that would result in before tax charges of approximately $150 million by the end of 2000. The Company recorded before tax charges of $56 million in 2000, $80 million in 1999 and $24 million in 1998 for plant closings, severance costs and asset impairments. The Company has closed a total of thirteen plants, with one additional plant currently in the process of closure or sale. The Company reduced employee headcount by approximately 8,500 against a goal of 7,500. The Company also reduced the number of suppliers by approximately 5,000, exceeding the goal. Also, on an annual basis, $75 million of selling, general and administrative expense reductions have been achieved.

In addition, the Company approved several restructuring actions to integrate the LucasVarity automotive businesses and to dispose of several nonstrategic or inefficient facilities, discontinue production of low-margin products and relocate certain facilities. The Company recorded approximately $45 million of restructuring costs, primarily severance, as part of the purchase price allocation. In 2000 and 1999, $15 million and $14 million, respectively, were primarily used for severance payments. The remaining balance of $16 million is expected to be used in 2001.

During the third quarter of 2000, the Company announced plans to consolidate operations of its Mesa air bag manufacturing facilities. As a result of this decision, the Company recorded an asset impairment and a restructuring charge of approximately $52 million and $3 million, respectively, in cost of sales. A comparison of projected future cash flows for the Mesa facility to the carrying value of the assets indicated that the assets were impaired. Property, plant and equipment were written down to fair value on the basis of discounted estimated future cash flows and future salvage value of the assets. Included in the restructuring charge are costs associated with future lease obligations. The Company expects the consolidation plan to be completed by the first half of 2002.

In the fourth quarter of 2000, the Company announced that it would incur charges primarily for the reorganization and downsizing of the Company's aftermarket business and recorded a before tax charge of $26 million. The Company expects these actions to be completed by the first half of 2001. In addition, as a result of a loss of several existing and future contracts at an engine components facility, the Company recorded an asset impairment charge of $15 million in cost of sales. A comparison of projected future cash flows for the facility to the carrying value of the assets indicated that the assets were impaired. Property, plant and equipment were written down to fair value.

Automotive Outlook

The Company anticipates that automotive and light truck production in 2001 will be down from the 2000 levels by approximately 10 percent and 2 percent in North America and Western Europe, respectively. The Company foresees modest growth of 2 percent in the emerging markets of Central and Eastern Europe and Asia Pacific. In addition, the Company expects a decline in commercial truck production in North America in excess of 20 percent. Strong price pressure, characteristic of the automotive supply industry, is expected to continue across all product lines. The Company's goal is to mitigate the pricing pressure by restructuring the automotive businesses and by continuing cost reduction efforts. The Company has initiated restructuring actions including a permanent reduction of approximately 1,000 automotive salaried positions during the first quarter of 2001. As a consequence of these and other actions, the Company will recognize approximately $40 million of after tax charges, of which 85 percent is cash. The cash cost is expected to be recovered by the end of 2001.

The Company's technology and innovation remains key to future success as new products are developed and introduced into the marketplace. The Company has invested and continues to invest in products with significant potential growth or technological advantage, such as electrically assisted steering, advanced braking systems, advanced restraint systems, advanced electronic components and new air bag technologies.

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AEROSPACE & INFORMATION SYSTEMS SEGMENTS

Space & Electronics

($ in millions) Years ended	2000	1999	1998
Sales	$1,880	$1,870	$1,922
Profit before taxes	459	500	266

Sales of $1,880 million for 2000 increased $10 million from $1,870 million in 1999, primarily due to higher volume on new awards, including the start-up in the commercial satellite communications line of business of $217 million and volume on existing programs of approximately $63 million, offset in part by the timing of incurred costs and lower volume on several defense programs nearing completion or completed during the year and the termination in 1999 of the SBIRS Low demonstration and validation contract of approximately $251 million.

Profit before taxes for 2000 and 1999 was $459 million and $500 million, respectively. Profit before taxes in 2000 included gains of $220 million, primarily related to RFMD stock and $75 million related to the merger and initial public offering of Endwave. Profit before taxes in 1999 included gains of $335 million related to RFMD stock and the sale of land of $11 million, partially offset by the write-off of the Company's investment in ICO of $79 million and a charge for a capped cost reimbursable contract for the U.S. Army of $11 million. Excluding these unusual items, profit before taxes decreased $80 million in 2000, primarily due to increased investment in initiatives focused on commercializing defense-related technologies of approximately $21 million and higher program performance realized on contracts nearing completion or completed in 1999 of approximately $61 million.

Sales for 1999 of $1,870 million decreased $52 million from $1,922 million in 1998, primarily due to lower volume on several defense programs nearing completion or completed during the year of approximately $110 million and termination of the SBIRS Low demonstration and validation contract of approximately $100 million, offset in part by sales from new awards, including the start-up in the commercial satellite communications line of business, of $85 million and higher volume on existing core programs of approximately $75 million.

Profit before taxes for 1999 of $500 million increased from $266 million in 1998. Without the unusual items in 1999 described above and the unusual items in 1998 of a gain of $49 million from the settlement of certain patent litigation and a $15 million charge for litigation, profit before taxes would have increased $12 million in 1999, primarily from improved contract performance.

Backlog at the end of 2000 was $3.2 billion, 6 percent higher than the $3 billion reported at December 31, 1999. The award of several key programs in the defense market contributed to the increase. Backlog at December 31, 2000 and 1999, does not include approximately $443 million and $725 million, respectively, of negotiated and priced, but not exercised, options for defense and nondefense programs. The exercise of the options is at the discretion of the customer and, in the case of government contracts, is dependent on future government funding.

Government funding for contracts in the segment is expected to remain stable while certain contracts remain fiscally constrained. However, increased defense, intelligence, telecommunication and information technology spending is expected to have a favorable impact on many of the segment's major contracts and core businesses. The Company does not anticipate any significant unfavorable operational effects related to program terminations or budget reallocations. The continuing focus on diversification of the segment's sales mix has led to increased civil, commercial and international contracts that further position the segment for growth. The Company believes that the diversity of its programs helps mitigate risk to the Company from both funding fluctuations and the economic uncertainty of global markets. The segment remains focused on investing in new technologies, bidding and winning new contracts and continuing to provide outstanding products and services to customers. The Company expects the investment in technology initiatives to continue to have a negative impact on earnings. The Company's new ventures in the commercialization of technologies encompass advanced semiconductors, laser technologies and commercial satellite Internet services.

Systems & Information Technology

($ in millions) Years ended	2000	1999	1998
Sales	$3,252	$2,869	$2,763
Profit before taxes	209	86	192

Sales for 2000 of $3,252 million increased $383 million from $2,869 million in 1999, primarily due to new business of approximately $195 million and higher volume on existing programs, including space and missile defense systems contracts and the U.S. Census program, of approximately $336 million. The higher sales were offset by lower volume on contracts nearing completion or completed during the year, of approximately $143 million.

Profit before taxes for 2000 and 1999 was $209 million and $86 million, respectively. Unusual items for 2000 included a gain of approximately $23 million due to the exchange of the Company's interest in Paracel, Inc. for shares in Celera and a charge of approximately $27 million relating primarily to the impairment of the Company's investment in a commercial affiliate. For 1999, unusual items included a charge of $82 million to reflect primarily noncash costs for the discontinuance of a warehouse management systems business and the sale of a software security product line, and a charge of $33 million for a commercial fixed price contract, partially offset by $16 million of gains from the sale of certain nonstrategic assets. Excluding these unusual items, profit before taxes for 2000 increased $28 million, primarily due to higher volume and improved performance on new and existing contracts of $40 million, offset in part by contracts nearing completion or completed during the year of $21 million.

Sales for 1999 of $2,869 million increased $106 million from $2,763 million in 1998, primarily due to new business of approximately $125 million and higher volume on existing programs, including space and missile systems contracts of approximately $190 million. The higher sales were mitigated by lower volume on contracts nearing completion or completed during the year of approximately $150 million and lower volume associated with the discontinued warehouse management product and the decline of the Y2K and enterprise resource planning integration business, of $65 million.

Profit before taxes for 1999 and 1998 was $86 million and $192 million, respectively. Unusual items in 1999 totaled $99 million, as described above. Profit before taxes for 1998 included charges of $26 million for contract reserves and severance costs relating to the integration of the Company's Systems & Information Technology segment with BDM International, Inc. Excluding these unusual items, profit before taxes for 1999 decreased $33 million, primarily due to losses associated with the discontinued warehouse management product of $11 million and the decline of the Y2K and enterprise resource planning integration business of $14 million.

Backlog as of December 31, 2000 was $3.4 billion which was down slightly from $3.5 billion at the end of 1999. The segment received key awards during the year in the defense, civil and commercial markets. Backlog at December 31, 2000 and 1999, does not include approximately $5 billion and $4.5 billion, respectively, of negotiated and priced, but not exercised, options for defense and nondefense programs. The exercise of these options is at the discretion of the customer and, in the case of government contracts, is dependent on future government funding.

Government funding for contracts in the segment is expected to remain stable while certain contracts remain fiscally constrained. The segment's management and operations contract with the Department of Energy Office of Civilian Radioactive Waste Management at Yucca Mountain ends in the first quarter of 2001 and the Census 2000 Data Capture Services contract ends in the third quarter of 2001. However, increased defense and information technology spending is expected to have a favorable impact on many of the segment's major contracts and core businesses. The Company does not anticipate any significant unfavorable operational effects related to program terminations or budget reallocations. In addition, the Company's products and services offer solutions for both government and commercial customers to outsource services, lower the cost of doing business, improve quality and decrease the time to market. The continued focus on diversification of the segment's sales mix has led to increased civil, state, commercial and international contracts that further position the segment for growth. The Company believes that the diversity of its programs helps mitigate risk to the segment from both funding fluctuations and the economic uncertainty of global markets. The segment remains focused on investing in new technologies, bidding and winning new contracts and continuing to provide outstanding products and services to its customers.

Aeronautical Systems

($ in millions) Years ended	2000	1999	1998
Sales	$1,105	$902	$—
Profit before taxes	152	123	—

Sales for 2000 of $1,105 million increased $203 million from $902 million in 1999. The increase is attributable to the inclusion of the first quarter of 2000 sales of LucasVarity of $253 million, offset in part by the effects of a strong U.S. dollar of $53 million.

Profit before taxes of $152 million increased by $29 million, primarily due to the inclusion of the first quarter of 2000 of LucasVarity of approximately $28 million.

Sales and profit before taxes in 1999 of $902 million and $123 million, respectively, are attributable entirely to the sales and profit before taxes of the LucasVarity aerospace business subsequent to March 25, 1999, including two additional acquisitions during 1999. The sales of the businesses acquired included in the segment were approximately $45 million.

The Company recorded approximately $54 million for severance and other costs to close certain facilities. The costs were included in the purchase price allocation and reported in other accruals. During 2000 and 1999, $38 million and $9 million, respectively, were used for severance and lease termination costs. The remaining balance of $7 million is expected to be used by the first quarter of 2002.

Backlog as of December 31, 2000 was $758 million compared to $781 million at the end of 1999.

A moderate increase in overall deliveries of large airliners and the continued success of the Airbus platforms are expected to support growth in original equipment sales for 2001. Increased government spending on defense is expected to have a favorable impact on sales to the military. Sales of aftermarket services and replacement spares are expected to continue to increase on the strength of the underlying growth in the demand for air travel. Moderate price pressure is expected to continue.

ACQUISITIONS

Endwave Corporation

On March 31, 2000, TRW Milliwave Inc. (Milliwave), a wholly-owned subsidiary of the Company, and Endgate merged and formed Endwave. The financial statements of Endwave were consolidated with the Company's financial statements as the Company had a 52.6 percent ownership interest in Endwave.

The merger was accounted for as a purchase. Assets and liabilities of Endgate were recorded at their respective fair values, as determined by an independent appraisal. In-process research and development (IPR&D) was valued using the income approach under the proportional method. The purchase price allocation resulted in a charge of $12 million, $6 million after the effect of minority interest, for the fair value of five acquired IPR&D projects that had not reached technological feasibility and had no alternative future use, $16 million for core and developed technology, $7 million for other identifiable intangible assets, $25 million for operating assets and liabilities, and goodwill of approximately $79 million. Goodwill and identifiable intangible assets are being amortized on a straight-line basis over six years. The Company recorded a net gain of $53 million, $35 million after tax, for the excess of fair value of the Company's ownership interest in Endgate that exceeded the book value of Milliwave.

During the fourth quarter of 2000, Endwave completed an initial public offering, and as a result, the Company recorded a before tax gain on the sale of shares of $22 million, $15 million after tax. At December 31, 2000, the Company's ownership interest was approximately 41 percent. The investment has been accounted for on the equity method subsequent to the initial public offering.

LucasVarity

On March 25, 1999, the Company acquired LucasVarity for approximately $6.8 billion in cash and assumed net debt. The acquisition was accounted for as a purchase. The purchase price allocation resulted in an $85 million charge to earnings, with no income tax benefit, for the fair value of acquired IPR&D that had not reached technological feasibility and had no future alternative use and $517 million of identifiable intangible assets, including intellectual property and workforce. The purchase price allocation also included incremental fair value adjustments of approximately $1.5 billion for a prepaid pension asset, primarily from an overfunded pension plan, $200 million for the valuation of fixed rate debt and an increase of $30 million and $137 million for the valuation of inventory and fixed assets, respectively. The Company recorded $2.9 billion of goodwill which is being amortized on a straight-line basis over 40 years.

The fair value of IPR&D was determined by an independent valuation using the income approach under the proportional method. The following projects were included in the valuation: next generation caliper of $26 million, next generation anti-lock braking systems (ABS) of $23 million, aerospace engine controls of $18 million, electro hydraulic braking of $12 million and electrical parking brake of $6 million. The fair value of identifiable intangible assets was also determined by an independent valuation primarily using the income approach. A risk adjusted discount rate of 18 percent representing the cost of capital and a premium for the risk was used to discount the projects' cash flows. Operating margins were assumed to be comparable to historical margins of similar products. The size of the applicable market was verified for reasonableness with outside research sources. The projects were in various stages of completion, ranging from approximately 40 to 80 percent complete as of the valuation date. The stage of completion for each project was estimated by evaluating the cost to complete, complexity of the technology and time to market. The projects were anticipated to be completed by 2002. The estimated cost to complete the projects was $65 million.

As of December 31, 2000, the next generation caliper project was completed and one of the aerospace engine control programs with the valuation of IPR&D of $7 million was discontinued. The next generation anti-lock braking systems and electro hydraulic braking projects have been delayed eight and sixteen months, respectively. The Company currently anticipates that the projects remaining will be successfully developed as budgeted. Any delay or cancellation of the projects would not have a material adverse impact on the results of operations or the financial condition of the Company.

Restructuring costs, primarily severance, included in the purchase price allocation were approximately $108 million. The reserve was established for facility consolidations, relocation of certain facilities, elimination of the LucasVarity corporate facilities and divestiture of nonstrategic or inefficient facilities in the automotive and aerospace businesses. The balance at December 31, 2000, was $23 million and is expected to be used primarily for severance payments through the first quarter of 2002.

Astrolink LLC

During 1999, the Company announced that it would invest $255 million in Astrolink LLC (Astrolink), a strategic satellite telecommunications venture, of which the Company invested $82 million in 2000 and $83 million in 1999. In addition to the Company's investment, Lockheed Martin Global Telecommunications will invest $400 million, Telespazio, a Telecom Italia Group Company, will invest $250 million and Liberty Media Group will invest $425 million. With this funding, Astrolink commenced construction of a satellite-based network that will enable it to provide on-demand, wireless broadband data communication services on a global basis.

Astrolink will focus on the high growth area of broadband communications, offering high-speed, high-quality, flexible, global bandwidth-on-demand services to large corporate customers and other consumers. The Company will build Astrolink's satellite communication payloads. These payloads will be sophisticated, orbiting switches designed to receive data signals in individually addressed packets from multiple ground cells, route the data and transmit the data to the appropriate ground cell based on the destination address. In addition, the Company payloads will allow Astrolink to offer its customers "bandwidth-on-demand," the ability to use and pay for only the bandwidth they actually need, avoiding the higher cost of a dedicated connection with a fixed amount of bandwidth. The Company also has the opportunity to be an Astrolink service provider.

See the Acquisitions note to Financial Statements for further discussion of the acquisitions of Endwave and LucasVarity.

INTERNATIONAL OPERATIONS

International sales were $7.4 billion, or 43 percent of the Company's sales in 2000; $7.7 billion, or 45 percent in 1999; and $4.5 billion, or 38 percent in 1998. U.S. export sales included in those amounts were $1,025 million in 2000, $1,039 million in 1999 and $674 million in 1998. The increase in 1999 in international and U.S. export sales from 1998 was due primarily to the LucasVarity acquisition. Most of the Company's non-U.S. operations are included in the four Automotive segments, the Aeronautical Systems and the Systems & Information Technology segments, and are located primarily in Europe, Mexico, Canada, Brazil and the Asia Pacific region. The Company's non-U.S. operations are subject to the usual risks that may affect such operations; however, most of the assets of its non-U.S. operations are in countries where the Company believes such risks to be minimal.

LIQUIDITY AND FINANCIAL POSITION

Cash flow from operations in 2000 of $1,159 million, proceeds from the sale of nonstrategic assets of $1,557 million and other items of $38 million were used primarily for the reduction in debt of $1,806 million, capital expenditures of $742 million and dividend payments of $167 million. As a result, cash and cash equivalents increased $39 million. Cash flow from operations in 1999 of $1,522 million, additional borrowings of $5,455 million and proceeds from the sale of nonstrategic assets of $432 million were used primarily for acquisitions of $6,095 million, capital expenditures of $865 million, dividend payments of $160 million and other items of $144 million. As a result, cash and cash equivalents increased $145 million.

Net debt (short-term debt, the current portion of long-term debt and long-term debt, less cash and cash equivalents) was $6.4 billion at December 31, 2000, compared to $8.3 billion and $2.1 billion at December 31, 1999 and 1998, respectively. The ratio of net debt to total capital (net debt, minority interests and shareholders' investment) was 70 percent, 75 percent and 52 percent at December 31, 2000, 1999 and 1998, respectively. The percentage of fixed rate debt to total debt was 66 percent and 46 percent at the end of 2000 and 1999, respectively.

Capital expenditures for property, plant and equipment and other intangible assets, primarily internal-use software, were $742 million in 2000, $865 million in 1999 and $625 million in 1998. The Company will maintain a capital program with estimated capital expenditures for 2001 totaling approximately $825 million. While capital expenditures in the Automotive segments are expected to remain comparable to those in 2000, the increase in spending is attributed to higher expenditures in the Aerospace & Information Systems segments. The Aerospace & Information Systems segments' expenditures will be used for research and development of next-generation technologies, including high-frequency, indium phosphide integrated circuits for governmental and commercial applications, for support of major new contract awards and the existing businesses and implementation of lean manufacturing cells. The Company will continue to focus on cost reduction efforts and invest in its Automotive segments' growth businesses, including advanced braking systems, electrically assisted steering, advanced restraint systems, power rack and pinion steering and advanced electronic components.

On January 25, 2000, the Company established two committed revolving credit agreements in an aggregate amount of $3.3 billion with 29 banks. The first agreement for $2.3 billion was reduced during the second quarter of 2000 to $2 billion. On January 23, 2001, this agreement was amended and restated to $1.8 billion with 26 banks and will expire on January 22, 2002. The second agreement for $1 billion will expire on January 25, 2005.

During the first half of 2000, the Company increased its forward starting fixed interest rate swaps from $100 million in 1999 to $350 million, as a hedge of future long-term debt issuance.

During the first quarter of 2000 the Company issued $300 million of medium term notes due March 2002. The interest rate is a floating rate based on a three-month London Interbank Offered Rate (LIBOR). During the second quarter of 2000, the Company issued $500 million of 8.75% Notes due 2006 utilizing the universal shelf registration statement. In connection with the issuance of these Notes, $250 million of forward starting interest rate swaps were terminated at a gain of $7 million, which will be amortized over the life of the long-term debt as a reduction of interest expense. The proceeds from those offerings were used to reduce commercial paper. The remaining $100 million of forward starting interest rate swaps were changed to floating-to-fixed interest rate swaps maturing in 2005. The fair market value of these outstanding swap agreements was a liability of approximately $6 million at December 31, 2000.

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The Company's universal shelf capacity at December 31, 2000 was $1.7 billion. Securities that may be issued under this shelf registration statement include debt securities, common stock, warrants to purchase debt securities, warrants to purchase common stock, stock purchase contracts and stock purchase units.

At December 31, 2000, $100 million of short-term obligations were reclassified to long-term obligations as the Company intends to refinance the obligations on a long-term basis and has the ability to do so under its existing credit agreements.

During 2000, the Company exceeded its goal to reduce net debt by $2.5 billion from the date of the LucasVarity acquisition to the end of 2000. Net debt decreased $2.9 billion subsequent to the acquisition, of which $1.9 billion was achieved in 2000. The Company intends to continue to achieve additional debt reduction through operating cash flow, working capital improvements, sale of noncore businesses, disposal of nonrevenue producing assets and management of expenditures.

During the first quarter of 2000, the Company monetized 2 million shares of its holdings in RFMD through the execution of three forward share sale agreements, maturing on various dates through February 2004. During August 2000, RFMD effected a 2-for-1 stock split, thereby doubling the number of shares currently held by the Company. The Company received cash proceeds of $168 million in consideration for its agreement to deliver up to 4 million shares of RFMD common stock, in the aggregate, upon maturity of the contracts.

Prior to the 2-for-1 stock split, the Company sold 2.2 million shares of RFMD common stock for $181 million during the first quarter of 2000 and 422,500 shares were sold for $44 million during the second quarter of 2000. At December 31, 2000, the Company owned approximately 23 million shares, including the 4 million shares the Company pledged to secure its obligations under the forward share sale agreements. The fair value of the Company's investment in RFMD at December 31, 2000, excluding the effect of the forward share sale agreements, was approximately $635 million and has been reflected in the Balance Sheets in investments in affiliated companies.

During the third quarter of 2000, the Company monetized its holdings of 229,354 shares in Celera through the execution of a forward share sale agreement maturing in December 2003. The Company received cash proceeds of $18.6 million in consideration for its agreement to deliver up to 229,354 shares of Celera common stock, in the aggregate, upon maturity of the contract. The fair value of the Company's investment in Celera at December 31, 2000, excluding the effect of the forward share sale agreement, was approximately $8 million and has been reflected in the Balance Sheets in investments in affiliated companies.

At December 31, 2000, the Company had a working capital deficiency of approximately $1.9 billion, primarily due to the issuance of debt incurred to purchase LucasVarity. Management believes that sufficient resources from funds generated by operations, dispositions and existing borrowing capacity, are available to maintain liquidity.

The Company is subject to inherent risks attributed to operating in a global economy. It is the Company's policy to utilize derivative financial instruments to manage its interest rate and foreign currency exchange rate risks. When appropriate, the Company uses derivatives to hedge its exposure to short-term interest rate changes as a lower cost substitute for the issuance of fixed-rate debt and as a means of securing long-term, floating-rate debt. Also, the Company may use interest rate agreements in the management of interest rate exposure on debt issuances. The Company manages cash flow transactional foreign exchange risk pursuant to a written corporate policy. Forward contracts and, to a lesser extent, options are utilized to protect the Company's cash flow from adverse movements in exchange rates.

The Company is exposed to credit loss in the event of nonperformance by the other party to the derivative financial instruments. The Company limits this exposure by entering into agreements with a number of major financial institutions that meet credit standards established by the Company and that are expected to satisfy fully their obligations under the contracts. Derivative financial instruments are viewed by the Company as a risk management tool and are not used for speculative or trading purposes.

Based on the Company's interest rate exposure on variable rate borrowings at December 31, 2000, including fixed-rate borrowings exposed due to an interest rate swap, a one-percentage-point increase in the average interest rate on the Company's variable rate borrowings would increase future interest expense by approximately $23 million per year. Based on the Company's exposure to foreign currency exchange rate risk resulting from derivative foreign currency instruments outstanding at December 31, 2000, a 10 percent uniform strengthening in the value of the U.S. dollar relative to the currencies in which those derivative foreign currency instruments are denominated would result in a $105 million loss in fair value.

The Company's sensitivity analyses of the effects of changes in interest rates and foreign currency exchange rates do not reflect the effect of such changes on the related hedged transactions or on other operating transactions. The Company's sensitivity analyses of the effects of changes in interest rates and foreign currency exchange rates do not factor in a potential change in the level of variable rate borrowings or derivative instruments outstanding that could take place if these hypothetical conditions prevailed.

Management believes the Company's current financial position and financing arrangements allow flexibility in worldwide financing activities and permit the Company to respond to changing conditions in credit markets. Management believes that funds generated from operations, divestitures and existing borrowing capacity are adequate to fund debt service requirements, capital expenditures, working capital including tax requirements, company-sponsored research and development programs and dividend payments to shareholders.

See the Financial Instruments and Debt and Credit Agreements notes to Financial Statements for further discussion of these matters.

CONTINGENCIES

During 1996, the Company was advised by the United States Department of Justice (DOJ) that the Company had been named as a defendant in two lawsuits brought by a former employee of the Company's former Space & Technology Group and originally filed under seal in 1994 and 1995, respectively, in the United States District Court for the Central District of California under the qui tam provisions of the civil False Claims Act. The Company cannot presently predict the outcome of these lawsuits, although management believes that their ultimate resolution will not have a material effect on the Company's financial condition or results of operations.

TRW Vehicle Safety Systems Inc. (VSSI), a wholly-owned subsidiary of the Company, reported to the Arizona Department of Environmental Quality (ADEQ) in 1997, potential violations of the Arizona hazardous waste law at its Queen Creek, Arizona facility for the possible failure to properly label and dispose of wastewater that might be classified as hazardous waste. ADEQ, the United States Environmental Protection Agency (EPA), the DOJ and the Arizona State Attorney General conducted civil and criminal investigations into these potential violations, and the Company cooperated with these investigations. On January 18, 2001, TRW announced that VSSI entered into a proposed

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settlement agreement with the DOJ, the EPA, the State of Arizona and the ADEQ regarding these alleged violations. On February 27, 2001, following completion of a 30-day public comment period, the United States and the State of Arizona governments moved to enter the consent decree related to the proposed civil settlement, and the Company is awaiting a ruling on that motion by the U.S. District Court for the District of Arizona. The proposed civil settlement provides that VSSI will pay a civil fine of approximately $6 million and perform site remediation at its Queen Creek, Arizona facility, if necessary, and at a landfill site in Arizona. The landfill site remediation and other supplemental environmental programs VSSI has agreed to implement total approximately $7 million. VSSI expects to incur additional costs for remediation at its Queen Creek, Arizona facility. Separately, on January 18, 2001, VSSI also announced it had entered into a conditional criminal settlement with state and federal authorities under which VSSI would plead guilty to certain Resource Conservation and Recovery Act violations. The criminal settlement is expressly conditioned on completion of the civil settlement. If the conditional criminal settlement is finalized, the criminal fines would total $12 million. The Company has recorded reserves for possible penalties and environmental work that may be incurred.

On March 31, 2000, VSSI was served with a putative class action lawsuit filed in Maricopa County Superior Court in the State of Arizona. The lawsuit was filed on behalf of everyone living within a five-mile radius of the Company's air bag manufacturing plant in Mesa, Arizona. The lawsuit alleges that emissions from the plant have caused health problems for residents living near the plant and that the Company concealed information about the potential health risks of its emissions. The lawsuit also alleges that animals and plant life have been injured or destroyed through significant exposure to toxic emissions. Plaintiffs are asking the court to require the Company to institute medical monitoring for the claimants, to conduct various studies regarding, among other things, the risks of sodium azide, to cease operations that release toxic substances into the air and to create a supervised fund to pay for medical screening and monitoring. Plaintiffs also are seeking attorneys' fees and punitive damages. The Company believes there is no valid scientific basis for these claims and intends to defend itself vigorously. The Company timely removed the case to federal court and the plaintiffs' motion to remand the case to state court was denied. The federal court also agreed with the Company's position that the first issue to be resolved is class certification and initial discovery will be limited to issues related to whether the case should proceed as a class action. The Company will vigorously oppose class certification. The Company is not able to predict the outcome of this lawsuit at this time.

In October 2000, Kelsey-Hayes Company (formerly known as Fruehauf Corporation) was served with a grand jury subpoena relating to a criminal investigation being conducted by the U.S. Attorney for the Southern District of Illinois. The U.S. Attorney has informed the Company that the investigation relates to possible wrongdoing by Kelsey-Hayes Company and others involving certain loans made by Kelsey-Hayes Company's then parent corporation to Fruehauf Trailer Corporation, the handling of the trailing liabilities of Fruehauf Corporation and actions in connection with the 1996 bankruptcy of Fruehauf Trailer Corporation. Kelsey-Hayes Company became a wholly-owned subsidiary of TRW upon TRW's acquisition of LucasVarity in 1999. The Company is cooperating with the investigation and is unable to predict the outcome of the investigation at this time.

Refer to the Contingencies and Events Subsequent to Date of Report of Independent Auditors notes to Financial Statements for further discussion of these matters.

EURO CONVERSION

On December 31, 1998, certain member countries of the European Union irrevocably fixed the conversion rates between their national currencies and a common currency, the "Euro," which became their legal currency on January 1, 1999. The participating countries' former national currencies will continue to exist as denominations of the Euro until January 1, 2002.

The Company evaluated the business implications of conversion to the Euro, including the need to adapt internal systems to accommodate Euro-denominated transactions, including receipts and payments, the competitive implications of cross-border price transparency and other strategic implications. The Company established a Euro project team to manage changes required to conduct its business operations in compliance with Euro-related regulations. The Company's exposure to foreign currency risk and the related use of derivative contracts to mitigate that risk is expected to be reduced as a result of conversion to the Euro.

The Company does not expect the conversion to the Euro to have a material effect on its financial condition or results of operations.

CURRENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its amendments, Statements 137 and 138, in June 1999 and June 2000, respectively. The statements require the recognition of a derivative instrument as an asset or liability, based on its fair value. Derivatives that are not hedges are adjusted to fair value through net earnings. If the derivative is a hedge, depending on the nature of the hedge, the change in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through net earnings or recognized in other comprehensive income(loss) until the hedged item is recognized in earnings. Because the statements allow certain foreign currency transactions to be accounted for as hedges, changes in the fair value of certain hedges of the Company, currently recorded in net earnings, will be recorded in other comprehensive income(loss).

Upon adoption on January 1, 2001, the Company will record an after tax charge for the cumulative effect of the accounting change of approximately $14 million in the Statements of Operations, principally attributed to the time value of the options used in the forward share sale agreements as described in the Financial Instruments note to Financial Statements. In addition, other comprehensive income(loss) will be reduced approximately $4 million to recognize the fair market value of cash flow hedges on interest rate swaps and to adjust the carrying value of foreign currency forward contracts to fair market value.

FORWARD-LOOKING STATEMENTS

Statements in this filing that are not statements of historical fact may be forward-looking statements. In addition, from time to time, the Company and its representatives make statements that may be forward-looking. All forward-looking statements involve risks and uncertainties. This section provides readers with cautionary statements identifying, for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, important factors that could cause the Company's actual results to differ materially from those contained in forward-looking statements made in this filing or otherwise made by, or on behalf of, the Company.

The following are some of the factors that could cause actual results to differ materially from estimates contained in the Company's forward-looking statements:

The Company's consolidated results could be affected by: unanticipated events and circumstances that may occur and render the Company's acquisition of LucasVarity less beneficial to the Company than anticipated; the ability to continue technical innovation and the development of and demand for new products and contract awards; the ability to successfully develop commercial applications for the Company's technologies; the ability to design and develop e-commerce initiatives for business systems and processes; pricing pressures from customers; the ability to reduce the level of outstanding debt from cash flow from operations and the proceeds from asset dispositions; the introduction of competing products or technology by competitors; the financial results of companies in which we have made technology investments; the availability of funding for research and development; the ability to meet performance and delivery requirements on systems for customers; the economic, regulatory and political instability of certain emerging countries; fluctuations in currency exchange rates; and the ability to attract and retain skilled employees with high-level technical competencies.

The Company's automotive businesses also could be affected by: the ability to improve automotive margins; changes in consumer debt levels and interest rates; moderation or decline in the automobile build rate; work stoppages; customer recall and warranty claims; product liability issues; and changes to the regulatory environment regarding automotive safety.

The Company's aerospace and information systems businesses also could be affected by: the level of defense funding by the government; the termination of existing government contracts; and the ability to develop and market products and services for customers outside of the traditional aerospace and information systems markets.

The above list of important factors is not exclusive. We caution that any forward-looking statement reflects only the beliefs of the Company or its management at the time the statement is made. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

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